                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    68158N106

                                 (CUSIP Number)

                                  ONE CLARK LLC

                                 MARK GOLDWASSER

                                  120 BROADWAY

                               NEW YORK, NY 10271
                                 (212) 417-8000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 APRIL 12, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
                                (AMENDMENT NO.2)

CUSIP No. 68158N106
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             ONE CLARK LLC


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X*]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF     524,133**

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING     524,133**

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH        0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

524,133**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

00

--------------------------------------------------------------------------------
* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 524,133 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").

*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO.2)

CUSIP No. 68158N106
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            MARK GOLDWASSER


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X*]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF     46,300

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY    524,133***

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING     253,300**

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH        524,133***

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,433***

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.33%***

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

IN

--------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 207,000 shares of vested unexercised stock options.

*** This amount includes 524,133 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").

**** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 amends and supplements the statements on Schedule 13D, Amendment No. 1 and the Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer") and filed with the Securities and Exchange Commission on behalf of the following persons: (i) One Clark LLC; and (iii) Mark Goldwasser. Except as disclosed herein, there has been no change in the information previously reported in the
Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following to the end of the second paragraph of Item 4:

Pursuant to the terms of the Escrow Agreement, on April 12, 2002, the Company requested an additional draw-down on an aggregate of $250,000 of the Escrow Amount ($125,000 of which was derived from funds delivered by One Clark LLC) for working capital purposes. Pursuant to the terms of the Escrow Agreement, the Company issued 1,250 shares of Series A Convertible Preferred Stock to One Clark LLC for a price of $100.00 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 3,159,865 shares of Common Stock outstanding as of December 12, 2002. One Clark LLC is the beneficial owner of 524,133 shares of Common Stock (including 524,133 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock), which represents 14.2% of the outstanding shares of Common Stock.

Mark Goldwasser is the direct owner of owns 253,300 shares of Common Stock. Such amount includes 207,000 shares issuable upon exercise of fully-vested stock options and 46,300 shares of Common Stock. Also, because Mr. Goldwasser is the Manager and a member of One Clark LLC, Mr. Goldwasser may be deemed to own beneficially the 524,133 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock held by One Clark LLC.

(b) One Clark LLC has the power to direct the vote of 524,133 shares of Common Stock and the power to direct the disposition of 524,133 shares of Common Stock. By virtue of his relationships with One Clark LLC, Mark Goldwasser may also be deemed to have the power to direct the vote of 524,133 shares of Common Stock and the power to direct the disposition of 524,133 shares of Common Stock.
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(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2002


ONE CLARK LLC

By: /s/ Mark Goldwasser
    -------------------
Name: Mark Goldwasser
Title: Manager

/s/ Mark Goldwasser
-------------------
Mark Goldwasser